UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3)

FIVE STAR PRODUCTS, INC.
(Name of Issuer)
FIVE STAR PRODUCTS, INC.
(Name of the Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
33831M107
 (CUSIP Number of Class of Securities)

Ira J. Sobotko Senior Vice President, Finance, Secretary and Treasurer Five Star Products, Inc. 10 East 40th Street, Suite 3110 New York, New York 10016
(Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:
Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, New York 10036-7311

This statement is filed in connection with (check the appropriate box):

a.	☐
The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☑	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction.  ☑

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$1,689,399.60	$66.40

(1) The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Five Star Products, Inc., par value $0.01 (the “Shares”), not beneficially owned by NPDV Acquisition Corp., a wholly-owned subsidiary of National Patent Development Corporation (“NPDV Acquisition Corp.”), at a purchase price of $0.40 per Share, net to the seller in cash. As of Thursday, July 24, 2008, there were 4,223,499 Shares not beneficially owned by NPDV Acquisition Corp.

(2) The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act  and Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $66.40
Form or Registration No.: Schedule TO
Filing Party: National Patent Development Corporation and NPDV Acquisition Corp.
Date Filed: July 24, 2008

This Amendment No. 3 to Schedule 13E-3 (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2008, by Five Star Products, Inc., a Delaware corporation (“ Five Star” or the “Company”), amends and supplements the Transaction Statement on Schedule 13E-3 filed with the SEC on July 24, 2008 as amended by Amendment No. 1 to Schedule 13E-3 filed with the SEC on August 12, 2008 and amended by Amendment No. 2 to Schedule 13E-3 filed with the SEC on August 18, 2008 (the “Schedule 13E-3”).

The Schedule 13E-3, as amended by this Amendment, relates to the tender offer by NPDV Acquisition Corp. (“NPDV Acquisition Corp.”), a Delaware corporation and wholly owned subsidiary of National Patent Development Corporation, a Delaware corporation (“National Patent”), to purchase all of the outstanding common shares, par value $0.01 per share (the “Shares”), of Five Star not beneficially owned by NPDV Acquisition Corp., at a price of $0.40 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable law (the “Tender Offer”), upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase dated August 18, 2008 (the “Offer to Purchase”) and in the related amended and restated Letter of Transmittal (which, together with the Offer to Purchase, with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to Amendment No. 2 to the Tender Offer Statement and Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, filed by National Patent and NPDV Acquisition Corp. with the SEC on August 18, 2008 (as such may be amended or supplemented from time to time, the “Schedule TO”) as Exhibits (a)(1)(xiii) and (a)(1)(xiv), respectively.  Five Star has filed an amended and restated Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on August 18, 2008 to amend and supplement the Schedule 14D-9 filed with the SEC on July 24, 2008 as amended by the Amendment No. 1 to Schedule 14D-9 filed with the SEC on August 12, 2008 (as amended and supplemented from time to time, the “Schedule 14D-9”).

The Schedule 13E-3, as amended by this Amendment, also relates to the Tender Offer and Merger Agreement, dated as of June 26, 2008 (as may be amended from time to time, the “Tender Offer Agreement”), by and among National Patent, NPDV Acquisition Corp. and Five Star.  The Tender Offer Agreement provides, among other things, for the making of the Tender Offer and also provides that following the consummation of the Tender Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation (the “Merger”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 13E-3.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended and is also being filed in connection with the Merger of NPDV Acquisition Corp. pursuant to Section 253 of the Delaware General Corporation Law.

The information set forth in the Schedule 13E-3 is incorporated into this Amendment by reference to all of the applicable items in the Schedule 13E-3, except to the extent that such information is amended and supplemented as specifically provided in this Amendment.  Except as otherwise noted below, no changes have been made to the responses to the Schedule 13E-3.  You should read this Amendment together with the Schedule 13E-3.

Items 1 through 15 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1.           The Tender Offer expired at 12:00 Midnight, New York City time, on Tuesday, August 26, 2008.  Based on the final count by Computershare Trust Company, N.A., the depositary for the tender offer, as a result of the Tender Offer, National Patent owned approximately 93% percent of the outstanding Shares of common stock of Five Star.  All Shares validly tendered, and not withdrawn, prior to the expiration of the Tender Offer have been accepted for purchase by NPDV Acquisition Corp. at a purchase price of $0.40 per Share, in cash, for each Share tendered, for an aggregate purchase price of approximately $1,028,000.  National Patent has made prompt payment to Computershare for the Shares properly tendered and accepted, and in the case of Shares tendered by guaranteed delivery procedures, after timely delivery of shares and required documentation. Computershare will promptly issue payment for such Shares validly tendered and accepted for purchase under the Tender Offer.

2.           The Merger became effective at 1:45 p.m., New York City time, on August 28, 2008 (the “Effective Time”). As a result of the Tender Offer, immediately prior to the Effective Time, NPDV Acquisition Corp. owned at least 90% of the outstanding Shares of Five Star.  Accordingly, under applicable Delaware law, no action was required by the stockholders of Five Star for the Merger to become effective.  As a result of the Merger, the separate corporate existence of NPDV Acquisition Corp. has terminated and Five Star has become a wholly owned subsidiary of National Patent.  Pursuant to the terms of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held by Five Star, National Patent or NPDV Acquisition Corp., or their subsidiaries, all of which were cancelled and retired and cease to exist, and other than Shares held by stockholders who exercise and perfect appraisal rights under Delaware law), now represents only the right to receive $0.40 per Share, net to the holder in cash, without interest thereon and less any required withholding taxes.

The Merger has resulted in a reduction of Five Star’s stockholders of record to fewer than 300.  Consequently, Five Star is eligible to terminate the registration of its Shares under the Securities Exchange Act of 1934, as amended, so long as the number of stockholders of record of Shares remains below 300.  Five Star intends to file a Certification and Notice of Termination of Registration on Form 15 with the SEC to terminate the registration of its Shares under the Securities Exchange Act of 1934, as amended.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 5 is hereby amended and supplemented to add the following:

(b) SIGNIFICANT CORPORATE EVENTS.  A Certificate of Ownership and Merger, dated as of August 28, 2008, was filed with the Secretary of State of Delaware and the Merger became effective on August 28, 2008. Registered holders of Shares at the Effective Time are being sent payment for their Shares.

ITEM 15.    ADDITIONAL INFORMATION

On August 27, 2008, National Patent issued a press release announcing the results of the Offer.  The full text of the press release is attached hereto as Exhibit (a)(5)(i). On August 28, 2008, National Patent issued a press release announcing the completion of the Merger.  The full text of the press release is attached hereto as Exhibit (a)(5)(ii).

ITEM 16. EXHIBITS

Item 16 is hereby amended and supplemented by adding the following exhibit thereto:

(a)(5)(i)	Press release by National Patent Development Corporation, dated August 27, 2008, announcing results of Tender Offer
(a)(5)(ii)	Press release by National Patent Development Corporation, dated August 28, 2008, announcing the completion of the Merger

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVE STAR PRODUCTS, INC.

Date: August 28, 2008	By:	/ s/ Ira J. Sobotko
Ira J. Sobotko
Senior Vice President, Finance

EXHIBIT INDEX

(a)(5)(i)	Press release by National Patent Development Corporation, dated August 27, 2008, announcing results of Tender Offer
(a)(5)(ii)	Press release by National Patent Development Corporation, dated August 28, 2008, announcing Consummation of the Merger